FORM U5B

REGISTRATION STATEMENT

Filed Pursuant to Section 5 of the Public Utility Holding Company Act of 1935

______________________________________________________________________________

by

PNM RESOURCES, INC.

Alvarado Square
Albuquerque, New Mexico 87158
Notices and correspondence concerning this Statement should be addressed to
Thomas G. Sategna, Vice President and Corporate Controller
PNM Resources, Inc.
Alvarado Square
Albuquerque, New Mexico 87158

TO SECURITIES AND EXCHANGE COMMISSION:

This registration statement is filed by PNM Resources, Inc. in compliance with the terms and conditions of Form U5B under the Public Utility Holding Company Act of 1935.

Table of Contents

  Exact name of Registrant
  Address of Principal Executive Office
  Name and Address of Chief Accounting Officer
  Organizational Structure of Business
  Business
  Property
  Interstate Transactions
  Securities Outstanding
  Investment in System Securities
  Investment in Other Companies
  Indebtedness of System Companies
  Principal Leases
  Securities Sold
  Agreements for Future Distribution of Securities
  Twenty Largest Holders of Capital Stocks
  Officers, Directors and Employees
  Interests of Trustees in System Companies
  Service, Sales and Construction Contracts
  Litigation

EXHIBITS: A, B, C, D, E, F, G and H

Signatures

REGISTRATION STATEMENT

The undersigned holding company hereby submits its registration statement to the Securities and Exchange Commission pursuant Section 5 of the Public Utility Holding Company Act of 1935.

1. Exact name of registrant.	PNM Resources, Inc.

2. Address of principal executive offices.	Alvarado Square
Albuquerque, New Mexico 87158

3. Name and address of chief accounting officer.	J.R. Loyack
Senior Vice President and Chief Financial Officer
PNM Resources, Inc.
Alvarado Square
Albuquerque, New Mexico 87158

4. Organizational Structure of the Business

	Col. A	Col. B	Col. C	Col. D
State of
	Name of Company	Organization	Organization	Type of Business
1	PNM Resources, Inc.	Corporation	New Mexico	Holding Company
1.1	Public Service Company of New Mexico	Corporation	New Mexico	Gas and electric utility
1.1.1	PNM Receivables Corporation	Corporation	Delaware	Acquire accounts receivable
1.1.2	Meadows Resources, Inc.	Corporation	New Mexico	Inactive
1.1.2.1	Bellamah Community Development	General partnership	New Mexico	Inactive
1.1.2.2	MCB Financial Group, Inc.	Corporation	Delaware	Inactive
1.1.2.2.1	Bellamah Holding Company	Limited partnership	Delaware	Inactive
1.1.2.2.2	Bellamah Investors Ltd.	Limited partnership	New Mexico	Inactive
1.1.2.2.3	Bellamah Holding Ltd.	Limited partnership	New Mexico	Inactive
1.1.2.2.4	Bellamah Associates Ltd.	Limited partnership	New Mexico	Inactive
1.1.2.2.5	Republic Holding Company	Corporation	Delaware	Inactive
1.1.2.2.5.1	Republic Savings Bank, F.S.B.	Corporation	New Mexico	Inactive
1.2	EIP Refunding Corp.	Corporation	Delaware	Inactive
1.3	PNM Electric and Gas Services	Corporation	New Mexico	Inactive
1.4	Sunterra Gas Gathering Company	Corporation	New Mexico	Inactive
1.5	Sunterra Gas Processing Company	Corporation	New Mexico	Inactive
1.6	Sunbelt Mining Company, Inc.	Corporation	New Mexico	Inactive
1.6.1	Gas Company of New Mexico, Inc.	Corporation	New Mexico	Inactive
1.7	Avistar, Inc.	Corporation	New Mexico	Energy technology
1.7.1	AMDAX.com	Corporation	Nevada	Interest in software company
1.8	PNMR Services Company	Corporation	New Mexico	Management service company
1.9	Luna Energy Company, LLC	Limited liability company	Delaware	Interest in generation facility

5. BUSINESS

Describe briefly:

5 (a)       The general character of the business done by the registrant and its subsidiaries, separated as between the holding companies, public utility subsidiaries (as defined in the Act) and the various non-utility subsidiaries;

Information concerning the general character of the business of PNM Resources, Inc. and its subsidiaries, (collectively, the "Company") is available in Item 1 of the Annual Report on Form 10-K of the Company for the year ended December 31, 2003 (File No. 1-06986), and Item 1 B of the application under the Public Utility Holding Company Act of 1935 on Form U-1 (File No. 070-10248) (the "Application"), the relevant sections of each of which are incorporated by reference herein.

5 (b)       Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.

Information concerning any substantial changes which may have occurred in the general character of the business of the Company during the preceding five years is available in the annual reports on Form 10-K and quarterly reports on Form 10-Q of the Company for the past five years.

6. PROPERTY

Describe briefly the general character and location of the principal plants, properties and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

Information concerning the general character and location of the principal plants, properties and other important physical units of the Company is available in Item 2 of its Annual Report on Form 10-K and FERC Form 1 for the year ended December 31, 2003.

7. INTERSTATE TRANSACTIONS

For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year:

	Electric kwh	Energy Gas mcf
Total Annual Sales	6,891,079,000	42,402,000
Interstate Transactions:		None
Name of State	New Mexico
Delivered out of State	6,186,336,000
Received from out of State	7,006,586,000
Name of State	Arizona
Delivered out of State	584,653,000
Received from out of State	64,829,000
Name of State	Texas
Delivered out of State	120,090,000
Received from out of State	-

Information regarding any interstate transactions of the Company has been filed with the FERC and is available in the Company's FERC Form 1 for the year ended December 31, 2003, which includes information regarding the transmission of electric energy.

FERC Form 2 includes information regarding the transmission of gas and is filed with the New Mexico Public Regulation Commission on an annual basis.

8. SECURITIES OUTSTANDING

Submit the following information concerning the registrant and each subsidiary thereof as of the latest available date:

8(a) FUNDED DEBT

For each issue or series of funded debt, including funded debt secured by liens on property owned, whether or not such debt has been assumed: (Do not include here any contingent liabilities reported under paragraph 8(c).)

As of September 30, 2004
By permission of the Staff, columns E through I have been omitted
Col. A	Col. B	Col. C	Col. D
Name of		Amount	Amount Issued
Obligator	Title of Issue	Authorized	Less Retired
Public Service Company of
New Mexico ("PNM")	2.10% Farmington PCB	$ 46,000,000	$ 46,000,000
	5.70% Farmington PCB (secured by first mortgage bond)	65,000,000	65,000,000
	5.75% Maricopa PCB	37,300,000	37,300,000
	2.10% Farmington PCB	100,000,000	100,000,000
	4.00% Maricopa PCB	36,000,000	36,000,000
	6.30% Maricopa PCB	23,000,000	23,000,000
	6.30% Farmington PCB	37,000,000	37,000,000
	6.30% Farmington PCB	40,045,000	40,045,000
	6.375% Farmington PCB	90,000,000	90,000,000
	5.80% Farmington PCB	37,000,000	37,000,000
	5.80% Farmington PCB	23,000,000	23,000,000
	6.60% Series A PCB	11,500,000	11,500,000
	5.80% Series Farmington PCB	40,000,000	40,000,000
	4.40% Senior Unsecured Note	300,000,000	300,000,000
	7.50% Senior Unsecured Note	135,000,000	100,024,580

Total PNM		$ 1,020,845,000	$ 985,869,580

8(b) CAPITAL STOCK

For each class of capital stock including certificates of beneficial interest give information both in number of shares and in dollar amounts: (Do not include here any warrants, options or other securities reported under paragraph 8(d)).

As of September 30, 2004
By permission of the Staff, columns G through J have been omitted.
Col. A	Col. B	Col. C	Col. D	Col. E	Col. F
Name of Issuer	Title of Issue	Amount	Amount Reserved	Amount	Amount
		Authorized	for Options,	Unissued	Issued
			Conversions &
			Other Rights
PNM Resources, Inc.	Common stock,
	no par value	120,000,000	427,442	(1) 59,558,541	60,441,459
					$ 752,197,149
	Preferred stock,
	no par value	10,000,000		10,000,000	-

Public Service Co. of NM	Common stock,
	no par value	40,000,000		882,201	39,117,799

	4.58% Cumulative
	preferred stock,
	stated value of $100	10,000,000		9,872,000	128,000
					$ 12,800,000

PNM Receivables Corporation	Common Stock,
	no par value	1,000		900	100

Meadows Resources, Inc.	Common Stock,
	$1.00 par value	250,000		249,750	250
					$ 250
EIP Refunding Corp.	Common Stock,
	$1.00 par value	1,000		-	1,000
					$ 1,000
PNM Electric and Gas Services	Common Stock,
	no par value	40,000,000		39,999,900	100
					$ 1,000
	Preferred stock,
	no par value	10,000,000		10,000,000	-

Sunterra Gas Gathering Co.	Common stock,
	$1.00 par value	2,000		1,000	1,000
					$ 1,000

Sunterra Gas Processing Co.	Common stock,
	$1.00 par value	1,000		990	10
					$ 10
Sunbelt Mining Co., Inc.	Common Stock,
	$1.00 par value	250,000		249,800	200
					$ 200
	Preferred stock,
	$100,000 par value	125		125	-

Avistar, Inc.	Common Stock,
	no par value	100,000		-	100,000
					$ 100,000

(1) See Current Report on Form 8-K filed by the Company on August 19, 2004.

8 (c) CONTINGENT LIABILITIES

A brief outline of the nature and amount of each contingent liability on account of endorsement or other guarantees of any securities.

Information regarding contingent liabilities is set forth in the following documents, copies of which are incorporated herein by reference:

Note 13 (Commitments and Contingencies) to the Consolidated Financial Statements of the Company's Form 10-K for the year ended December 31, 2003.  Status of contingent liabilities is also presented in the Form 10-Q filing for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004.

8 (d) OTHER SECURITIES

A statement of the amount of warrants, rights or options and of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorized. A brief description of the provisions thereof should be included. Information need not be set forth under this item as to notes, drafts, bills of exchange or bankers' acceptances which mature within nine months.

Stock Options Granted

	Option	Amount Outstanding
Description	Grant Price	as of 9/30/2004
1995 Grants	$11.75	18,541
1996 Grants	$13.08	41,297
1997 Grants	$15.79	105,783
1998 Grants	$8.50	6,000
1999 Grants	$11.67	138,906
2000 Grants	$16.21	1,145,733
2001 Grants	$15.07	6,000
2002 Grants	$17.17	818,282
2003 Grants	$13.03	1,017,673
2004 Grants	$20.84	938,916
		4,237,131

Commercial Paper and Lines of Credit

Company	Description	Authorized		Amount Outstanding as of 9/30/2004
PNM Resources, Inc.
	Wells Fargo Line of Credit	$10,000,000		None
	Bank of Albuquerque Line of Credit	$5,000,000		None
PNM
	Bank of America Revolver	$300,000,000	(1)	None
	PNM Commercial Paper	(1)		$27,200,000
	PNM Letters of Credit	(1)		$4,766,000
	Wells Fargo Line of Credit	$8,500,000		None
	Compass Line of Credit	$10,000,000		None

(1)     PNM has a $300 million syndicated revolving credit facility which serves as a backstop to issued and outstanding commercial paper.  Additionally, the credit facility has a $75 million sub-limit for letters of credit.  The maximum total borrowing outstanding or secured by this facility at any time is $300 million.

On August 16, 2004, the Company announced that Cascade Investments, LLC had agreed to invest $100 million in equity-linked securities to be issued by the Company.  Information regarding the issuance of the securities is available on Current Reports filed on Form 8-K filed by the Company on August 16, 2004 and August 19, 2004, which are incorporated by reference herein.

Information concerning the Company's authorized securities is available on the Application, the relevant sections of which are incorporated by reference herein.  Information regarding the Company's stock plans is contained in Item 14 herein.

9. INVESTMENTS IN SYSTEM SECURITIES

Give a tabulation showing the principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amounts at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in answer to Item 8.

As of September 30, 2004
	Names of	Title of	Number of	Original
Shares held by	Issuers	Issue	Shares	Cost	Book Value
PNM Resources, Inc.	PNM	Common stock	39,117,799	$752,197,149	$ 1,054,497,280

PNM Resources, Inc.	EIP Refund. Corp.	Common stock	1,000	$ 1,000	$ -

PNM Resources, Inc.	PNM Electric and
	Gas Services	Common stock	100	$ 100	$ -

PNM Resources, Inc.	Sunterra Gas
	Gathering Co.	Common stock	1,000	$ 1,000	$ 30,456

PNM Resources, Inc.	Sunterra Gas
	Processing Co.	Common stock	10	$ 10	$ 10,213

PNM Resources, Inc.	Sunbelt Mining
	Company, Inc.	Common stock	200	$ 200	$ 229,799

PNM Resources, Inc.	Avistar, Inc.	Common stock	100,000	$ 100,000	$ (1,922,361)

PNM	PNM Receivables
	Corporation	Common stock	100	$ 100	$ 6,515,274

PNM	Meadows
	Resources, Inc.	Common stock	250	$ 250	$ -

10. INVESTMENTS IN OTHER COMPANIES

Give a tabulation showing all investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also show all other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owing such investment or an amount in excess of $25,000 (whichever amount is the lesser). Give principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and amount at which carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in answer to Item 8.

None.

11. INDEBTEDNESS OF SYSTEM COMPANIES

List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owned by any such company to any one person exceeds $25,000 or an amount exceeding 2% of the total of the debit accounts shown on the balance sheet of the debtor (whichever amount is the lesser) but not including any case in which such aggregate indebtedness is than $5,000, and give the following additional information as to each such indebtedness:

11 (a) Debts owed to associated companies at September 30, 2004:

Name of Debtor	Name of Creditor	Amount Owed		Rate of Interest	Date of Maturity

PNM Resources, Inc.	PNM	$19,700,000		1.98%	N/A
PNM Receivables Corporation	PNM	$83,669,782	(1)	N/A	N/A
Avistar, Inc.	PNM Resources, Inc.	$ 5,100,000		1.98%	N/A

(1)     No external borrowings on the Company's receivables were outstanding as of September 30, 2004.  The stated amount represents inter-company balances only.

11 (b) Debts owed to Others:

Omitted by permission of the Staff.

12. PRINCIPAL LEASES

Describe briefly the principal features each lease (omitting oil and gas leases to which the registrant or any subsidiary company thereof is a party, which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.

PNM Resources, Inc. and Its Subsidiaries
Leases with annual payments exceeding $50,000
Total annual
Lessee	Lessor	Description of lease		Lease payments
PNM	Navajo Tribe	Leased plant site for Four Corners power plant		$ 60,212

PNM	U.S. Bank, Owner Trustee	Transmission line		$ 1,589,597

PNM	U.S. Bank, Owner Trustee	Palo Verde Unit 1 and Unit 2	(1)	$ 66,291,831

PNM	Delta-Person Limited Partnership	Delta Person generation		$ 5,955,840

PNM Resources, Inc.	Nationwide Insurance Company	Alvarado Square office building		$ 1,882,751

PNM Resources, Inc.	Xerox Corp	Office equipment (Graphics Equipment)		$ 544,635

PNM Resources, Inc.	Ikon Financial Services	Office equipment (Graphics Equipment)		$ 456,992

PNM	SCI Inc.	Facility Security Equipment		$ 116,408

PNM	Albuquerque Plaza Associates	Office space		$ 304,021

PNM	BLC Corp. C/O	Vehicles		$ 3,431,825

PNM	Altec Corp., LLC	Vehicles		$ 555,807

PNM	Fleet Capital Leasing	Gas compressor		$ 204,000
$ 81,393,919

(1)  PVNGS Capital Trust owns all of the underlying debt of the Palo Verde leases.  The net cash outflow for the Palo Verde leases was approximately $14.2 million in 2003.

13. SECURITIES SOLD

If, during the last five years, the registrant or any subsidiary company thereof has issued, sold or exchanged either publicly or privately any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of issuer at the time of such issue (whichever of such sums is the lesser), give the following information with respect to each such issue or sale:

	Amount	Proceeds Received	Expenses of	Name of Principal	Underwriters
	Issued	by Issue per $100	Issuers	Underwriters or	Initial
Title of Issue	or Sold	Before Expenses	per $100	Purchasers	Offering Price

Public Service Company of New Mexico 4.40% Senior Unsecured Notes Due 2008	$300,000,000	99.343%	0.6776%	Banc of America Securities, LLC, Citigroup Global Markets, Inc. J.P. Morgan Securities, Inc., Fleet Securities, Inc., Morgan Stanley & Co. Inc., Wachovia Capital Markets, LLC, BOSC, Inc., Wells Fargo Brokerage Services, LLC	99.925%
City of Farmington, NM 2.10% Pollution Control Revenue Refunding Bonds, 2003 Series A Due: April 1, 2033	$46,000,000	100.00%	0.5667%	Banc One Capital Markets, Inc., Citigroup, Merrill Lynch & Co., Southwest Securities, Inc., Wachovia Bank, National Association	100.00%
City of Farmington, NM 2.10% Pollution Control Revenue Refunding Bonds, 2003 Series B Due: April 1, 2033	$100,000,000	100.00%	0.5667%	Banc One Capital Markets, Inc., Citigroup, Merrill Lynch & Co., Southwest Securities, Inc., Wachovia Bank, National Association	100.00%

Maricopa County, AZ Pollution Control Corporation 4.00% Pollution Control Revenue Refunding Bonds, 2003 Series A Due: January 1, 2038	$36,000,000	100.00%	0.5667%	Morgan Stanley, Banc of America Securities, LLC, Quick and Reilly, Inc., J.P. Morgan, Oppenheim, A Division of BOSC, Inc. Wachovia Bank, National Association	100.00%
City of Farmington, NM6.6% Pollution Control Revenue Bonds, 1999 Series A Due: October 1, 2029	$11,500,000	100.00%	0.498%	Lehman Brothers	100.00%

14. AGREEMENTS FOR FUTURE DISTRIBUTION OF SECURITIES

14 (a)      Summarize the terms of any existing agreement to which the registrant or any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distribution of securities of the registrant or of any subsidiary;

Information with respect to agreements regarding future distributions of securities of the Company is set forth in the following documents, the applicable portions of which are hereby incorporated by reference.

Current Report on Form 8-K dated August 19, 2004 - Unit Purchase Agreement between the Company and Cascade Investments LLC.

  PNM Resources, Inc. Executive Savings Plan II - Registration Statement No. 333-121371
  PNM Resources, Inc. Retirement Savings Plan - Registration Statement No. 333-113684
  PNM Resources, Inc. Employee Stock Purchase Plan - Registration Statement No. 333-100184
  PNM Resources, Inc. Director Retainer Plan - Registration Statement No. 333-88372
  PNM Resources, Inc. Omnibus Performance Equity Plan - Registration Statement No. 333-76288
  PNM Resources, Inc. PNM Direct Plan - Registration Statement No. 333-100186
  PNM Resources, Inc. Executive Savings Plan - Registration Statement No. 333-76316
  PNM Resources, Inc. Performance Stock Plan - Registration Statement No. 333-03303-99

14 (b)      Describe briefly the nature of any financial interest (other than the ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate or affiliate company thereof.

The beneficiaries of the Company's employee benefit plans as listed above may be deemed to have a financial interest in the Company by virtue of their employment relationship.

As listed below, Cascade Investments LLC owns 9.17% of the common stock of the Company and has entered into a Unit Purchase Agreement for $100 million of the Company's equity-linked securities, referred to as Hybrid Income Term Security Units.

15. TWENTY LARGEST HOLDERS OF CAPITAL STOCKS

As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:

15 (a)  List the twenty largest holders in accordance with the table below:

As of September 30, 2004
	Holder of Record	Number of Shares
Title of Issue	and Address	Owned	Percent of Class
Common Stock	Cascade Investments, LLC	5,541,150	9.17%
	2365 Carillon Point
	Kirkland, Washington 98066

Common Stock	Barclays Global Investors, N.A.	4,372,181	7.23
	Murray House 1 Royal Mint CT
	London, England EC3 NHH

Common Stock	EARNEST Partners, LLC	3,741,586	6.19
	75 14th Street -2300
	Atlanta, GA 30309-3675

Common Stock	Artisan Partners, L.P.	2,755,500	4.56
	875 East Wisconsin Ave - 800
	Milwaukee, WI 53202

Common Stock	Morgan Stanley Investment	2,281,382	3.77
	Management Inc. (US)
	1221 Avenue of the Americas
	New York, NY 10020-1004

Common Stock	Wellington Management Co., LLP	1,885,874	3.12
	75 State Street
	Boston, MA 02109-1809

Common Stock	Franklin Advisory Services, LLC	1,863,300	3.08
	1 Parker Plaza, 9TH Floor
	Fort Lee, NJ 07024-2938

Common Stock	Alliance Capital Management, L.P.	1,833,401	3.03
	466 Lexington Avenue, 18TH Floor
	New York, NY 10017-3151

Common Stock	Jennison Associates, LLC	1,771,519	2.93
	466 Lexington Avenue, 18TH Floor
	New York, NY 10017-3151

Common Stock	NFJ Investment Group, Inc.	1,754,825	2.90
	2121 San Jacinto Street -1840
	Dallas, TX 75201-6701

Common Stock	Dimensional Fund Advisors, Inc.	1,513,250	2.50
	1299 Ocean Avenue, 11TH Floor
	Santa Monica, CA 90401-1005

Common Stock	State Street Global Advisors, Inc.	1,356,979	2.25
	1 Lincoln Street
	Boston, MA 02111-2900

Common Stock	AXA Rosenberg Investment	1,318,549	2.18
	Management, LLC
	4 Orinda Way, Building E
	Orinda, CA 94563-2519

Common Stock	Vanguard Group, Inc.	1,261,455	2.09
	100 Vanguard Blvd
	Malvern, PA 19355-2331

Common Stock	Goldman Sachs Asset Management	1,067,839	1.77
	32 Old Slip, 23RD Floor
	New York, NY 10005-3504

Common Stock	Brandywine Asset Management, Inc.	987,575	1.63
	201 North Walnut Street - 1200
	Wilmington, DE 19801-3967

Common Stock	Ark Asset Management Co., Inc.	890,700	1.47
	125 Broad Street, 12TH Floor
	New York, NY 10004-2400

Common Stock	Pzena Investment Management, LLC.	863,127	1.43
	120 West 45TH Street, 34TH Floor
	New York, NY 10036

Common Stock	Schroder Investment Management	780,000	1.29
	North America, Inc.
	875 Third Avenue, 22nd Floor
	New York, NY 10022-6225

Common Stock	LSV Asset Management	704,739	1.17%
	1 North Wacker Drive Suite 4000
	Chicago, IL 60606-3417

15 (b)      Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held.

At September 30, 2004, there were 628 shareholders holding 1,000 shares or more with aggregate shares of 58,226,566.

15 (c)      Number of shareholders of record each holding less than 1,000 shares and the aggregate number of shares so held.

At September 30, 2004, there were 13,985 shareholders holding less than 1,000 shares with aggregate shares of 2,214,893.

16. OFFICERS, DIRECTORS AND EMPLOYEES

16 (a)      Positions and Compensation of Officers and Directors. Give name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual give the title of every such position held by him and briefly describe each other employment of such individual by each such company.

16 (b)      Compensation of Certain Employees. As to regular employees of such companies who are not directors or officers of any one of them, list the name, address and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

By permission of the Staff: (a) only the name of each officer or director, the company, and the titles of the position held are included; (b) information on the compensation of officers, and directors and certain employees required by Item 16(a) and (b) are excluded; and (c) information relating only to PNM Resources, Inc. is included.

Present
			Positions and	Compensation
Name	Address	Company	Employments	(Annual Rate)
Bonnie S. Reitz	c/o PNM Resources, Inc.	PNM Resources, Inc.	Director	Omitted
Alvarado Square
Albuquerque, NM 87158

Jeffery E. Sterba	c/o PNM Resources, Inc.	PNM Resources, Inc.	Chairman, President	Omitted
	Alvarado Square		and CEO, Director
Albuquerque, NM 87158

Joan B. Woodward,	c/o PNM Resources, Inc.	PNM Resources, Inc.	Director	Omitted
Ph.D.	Alvarado Square
Albuquerque, NM 87158

Adelmo E. Archulta	c/o PNM Resources, Inc.	PNM Resources, Inc.	Director	Omitted
Alvarado Square
Albuquerque, NM 87158

Robert M. Armstrong	c/o PNM Resources, Inc.	PNM Resources, Inc.	Director	Omitted
Alvarado Square
Albuquerque, NM 87158

Manuel T. Pacheco,	c/o PNM Resources, Inc.	PNM Resources, Inc.	Director	Omitted
Ph.D.	Alvarado Square
Albuquerque, NM 87158

Robert M. Price	c/o PNM Resources, Inc.	PNM Resources, Inc.	Director	Omitted
Alvarado Square
Albuquerque, NM 87158

R. Martin Chavez,	c/o PNM Resources, Inc.	PNM Resources, Inc.	Director	Omitted
Ph.D.	Alvarado Square
Albuquerque, NM 87158

Julie A. Dobson	c/o PNM Resources, Inc.	PNM Resources, Inc.	Director	Omitted
Alvarado Square
Albuquerque, NM 87158

A. A. Cobb	c/o PNM Resources, Inc.	PNM Resources, Inc.	Sr. Vice President	Omitted
	Alvarado Square		People Services and Development
Albuquerque, NM 87158

J. R. Loyack	c/o PNM Resources, Inc.	PNM Resources, Inc.	Sr. Vice President and	Omitted
	Alvarado Square		Chief Financial Officer
Albuquerque, NM 87158

P. T. Ortiz	c/o PNM Resources, Inc.	PNM Resources, Inc.	Sr. Vice President, General	Omitted
	Alvarado Square		Counsel and Secretary
Albuquerque, NM 87158

E. Padilla, Jr.	c/o PNM Resources, Inc.	PNM Resources, Inc.	Sr. Vice President,	Omitted
	Alvarado Square		Customer and Delivery Services
Albuquerque, NM 87158

W. J. Real	c/o PNM Resources, Inc.	PNM Resources, Inc.	Sr. Vice President,	Omitted
	Alvarado Square		Public Policy
Albuquerque, NM 87158

H.W. Smith	c/o PNM Resources, Inc.	PNM Resources, Inc.	Sr. Vice President,	Omitted
	Alvarado Square		Energy Resources
Albuquerque, NM 87158

E. T. C'de Baca	c/o PNM Resources, Inc.	PNM Resources, Inc.	Vice President,	Omitted
	Alvarado Square		Governmental Affairs
Albuquerque, NM 87158

T. R. Horn	c/o PNM Resources, Inc.	PNM Resources, Inc.	Vice President and Treasurer	Omitted
Alvarado Square
Albuquerque, NM 87158

T. G. Sategna	c/o PNM Resources, Inc.	PNM Resources, Inc.	Vice President and Corporate	Omitted
	Alvarado Square		Controller
Albuquerque, NM 87158

16 (c)      Indebtedness to System Companies. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000 give the name of such director, trustee, or officer, the name of such company and describe briefly the nature and amount of such direct and contingent obligations.

To the knowledge of the Company's management, no such obligation exists.

16 (d)      Contracts. If any such director, trustee or officer as aforesaid:

(1)   has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of this Item); or,

(2)   either individually or together with the members of his immediate family, owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or,

(3)   has any other beneficial interest in an existing contract to which any such company is a party;    describe briefly the nature of such contract, the names of the parties thereto, the terms thereof and the interest of such officer, trustee or director therein.

To the knowledge of the Company's management, no such contracts exist.

16 (e)      Banking connections. If any such director, trustee or officer, is an executive officer, director, partner, appointee or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under Section 17(c) authorizes the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.

Dr. R. Martin Chavez has recently accepted a position with an investment bank and has resigned from the finance committee and will be replaced on the board effective May 17, 2005.

17. INTERESTS OF TRUSTEES IN SYSTEM COMPANIES

Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such, trustee which were issued pursuant to such an indenture.

To the knowledge of the Company's management, there are no such interests or claims.

18. SERVICE, SALES AND CONSTRUCTION CONTRACTS

As to each service, sales or construction contract (as defined in paragraphs (19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.

Information regarding the principal sales, service or construction contracts for the Company is available in Item 15 in its Annual Report on Form 10-K for the year ended December 31, 2003 and is incorporated herein by reference.

19. LITIGATION

Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

(1)           Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;

(2)           Proceedings involving any franchise claimed by any such company;

(3)           Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;

(4)           Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issues or guaranteed by any other company;

(5)           Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit accounts shown on the most recent balance sheet of such company.

Information regarding litigation involving the Company is available and hereby incorporated by reference herein in Item 3, "Legal Proceedings," and Item 8, Note 13, "Commitments and Contingencies," of the Company's Annual Report on Form 10-K for the year ended December 31, 2003 and to Item 1, Note 7, "Commitments and Contingencies," and to Item 1, "Legal Proceedings," of the Company's quarterly reports on Form 10-Q for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004.

The following items meet the threshold requirements of items (1) and (5) above for Meadows Resources, Inc. and Avistar, Inc., respectively.

Republic Savings Bank Litigation

In 1992, Public Service Company of New Mexico's subsidiary Meadows Resources, Inc. and its subsidiary Republic Holding Company filed suit against the federal government in the United States Court of Claims, alleging breach of contract arising from the seizure of Republic Savings Bank, F.S.B., a wholly-owned subsidiary of Republic Holding Company.  Republic Savings Bank was seized and liquidated after the Financial Institutions Reform, Recovery and Enforcement Act prohibited certain accounting practices authorized by contracts with the federal government.

Motor Vehicle Accident Litigation

In April 2003, Gina Chavez filed suit against PNM Resources, Inc. subsidiary Avistar, Inc. in New Mexico State District Court, alleging negligent entrustment of a motor vehicle involved in a motor vehicle accident by an Avistar employee. Ms. Chavez's current demand is $100,000.

EXHIBITS

EXHIBIT A. Furnish a corporate chart showing graphically relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class voting securities of each subsidiary owned by the registrant and by each subsidiary company.

	Name of Company, Parent and Subsidiaries	Percentage owned by parent
1	PNM Resources, Inc.
1.1	Public Service Company of New Mexico	100%
1.1.1	PNM Receivables Corporation	100%
1.1.2	Meadows Resources, Inc.	100%
1.1.2.1	Bellamah Community Development	69%
1.1.2.2	MCB Financial Group, Inc.	50%
1.1.2.2.1	Bellamah Holding Company	100%
1.1.2.2.2	Bellamah Investors Ltd.	85%
1.1.2.2.3	Bellamah Holding Ltd.	95%
1.1.2.2.4	Bellamah Associates Ltd.	80%
1.1.2.2.5	Republic Holding Company	100%
1.1.2.2.5.1	Republic Savings Bank, F.S.B.	100%
1.2	EIP Refunding Corp.	100%
1.3	PNM Electric and Gas Services	100%
1.4	Sunterra Gas Gathering Company	100%
1.5	Sunterra Gas Processing Company	100%
1.6	Sunbelt Mining Company, Inc.	100%
1.6.1	Gas Company of New Mexico, Inc.	100%
1.7	Avistar, Inc.	100%
1.7.1	AMDAX.com	25%
1.8	PNMR Services Company	100%
1.9	Luna Energy Company, LLC	33%

 EXHIBIT B. With respect to the registrant and each subsidiary company thereof, furnish a copy of the charter, articles of incorporation, trust agreement, voting trust agreement, or other fundamental document of organization, and a copy of its by-laws, rules and regulations, or other instruments corresponding thereto. If such documents do not set forth fully the rights, priorities and preferences of the holders of each class of capital stock described in the answer to Item 8(b) and those of the holders of any warrants, options or other securities described in the answer to Item 8(d), and of any limitations on such rights, there shall also be included a copy of each certificate, resolution or other document establishing or defining such rights and limitations. Each such document shall be in the amended form effective at the date of filing the registration statement or shall be accompanied by copies of any amendments to it then in effect.

Exhibit B-1:                Restated Articles of Incorporation of PNM Resources, Inc. dated February 22, 2002 (designated as Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

Exhibit B-2:                Restated Articles of Incorporation of Public Service Company of New Mexico, as amended through May 31, 2002 (designated as Exhibit 3.1.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

Exhibit B-3:                Bylaws of PNM Resources, Inc. with all Amendments to and including February 18, 2003 (designated as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002).

Exhibit B-4:                By-laws of Public Service Company of New Mexico with all Amendments to and including May 31, 2002 (designated as Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

EXHIBIT C.

(a)           With respect to each class of funded debt shown in the answers to Items 8(a) and 8(c), submit a copy of the indenture or other fundamental document defining the rights of the holders of such security, and a copy of each contract or other instrument evidencing the liability of the registrant or a subsidiary company thereof as endorser or guarantor of such security. Include a copy of each amendment of such document and of each supplemental agreement, executed in connection therewith. If there have been any changes of trustees thereunder, such changes, unless otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder, does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

Omitted with permission of the Staff.

 (b)          As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility-assets (as defined in Section 2(a)(l 8) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

Omitted with permission of the Staff.

EXHIBIT D. A consolidating statement of income and surplus of the registrant and its subsidiary companies for its last fiscal year- ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

See the Company's Annual Report on Form 10-K for the year ended December 31, 2003 included as exhibit F-1 below.

EXHIBIT E. For each public utility company and natural gas producing and pipe line property in the holding company system of the registrant, furnish the following maps (properties of associate companies operating in contiguous or nearby areas may be shown on the same map, provided property and service areas of each company are shown distinctively).

(1)           Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas;

See attached Exhibit E-1 -- map of PNM retail service area.  Provided under cover of Form SE.

Areas contiguous to PNM's service territory are, for the most part, served member electric cooperatives of Tri-State Generation and Transmission Association, Inc., headquartered in Westminster, Colorado.  The Incorporated County of Los Alamos, New Mexico, operates a municipal electric utility that provides electric service within Los Alamos County, which is contiguous to parts of PNM's Santa Fe retail load.

(2)           Electric system map showing location of electric property (exclusive of local distribution lines) owned and/or operated, and information as follows;

(a)   Generating plants-kind and capacity;
(Note-In stating electric capacities use nameplate rating when available.)

(b)   Transmission line-voltage, number of circuits, kind of supports, kind and size of conductors; (Note-Map legend should clearly state registrant's basis for differentiation between transmission lines and distribution lines.)

(c)   Transmission substations-capacity.

(d)   Distribution substations-capacity

Information relating to Items 2(a) through (d) above is contained in the FERC Form 1 filed as exhibit G-1 to this form on the following pages:

Generating plants: Pages 402-411
Transmission Line Statistics: Page 422-423
Transmission and Distribution Substations: Pages 426-427

(e)   Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises;

See attached list of PNM interconnections in Document Exhibit E-2.

(3)                 Map showing service area in which gas service is furnished, indicating the names of companies serving contiguous areas;

PNM Gas Services' system map is published in its FERC Form 2, filed as Exhibit G-2, on page 522.1.

(4)                 Gas system map showing location of gas property (exclusive of low pressure local distribution lines) owned and/or operated, and information as follows:

PNM Gas Services' system map is published in its FERC Form 2, filed as Exhibit G-2, on page 522.1.

(a)    Generating plants-kind and daily capacity;

(b)    Holders-kind and capacity;

(c)    Compressor stations-capacity in horsepower; (PNM Gas Services' Compressor Station Data is also published in its FERC Form 2, filed as Exhibit G-2, on Pages 508-509);

(d)    Transmission pipe lines-size, approximate average transmission pressure and the estimated daily delivery capacity of the system;

(e)    Points of interconnection with all other private and public gas utilities, pipe lines or producing enterprises; giving names of such companies and other enterprises;

(f)    General location and outline of gas producing and reserve areas and diagrammatic location of gathering lines.

EXHIBIT F. Furnish an accurate copy of each annual report for the last fiscal year ending prior to the date of the filing of this registration statement, which the registrant and each subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated.

Exhibit F-1:  PNM Resources, Inc. 2003 Annual Report to Shareholders. Provided under cover of Form SE.

EXHIBIT G. Furnish a copy of each annual report which the registrant and each public utility subsidiary company thereof shall have filed with any State commission having jurisdiction to regulate public utility companies for the last fiscal year ending prior to the date of filing this registration statement. If any such company shall have filed similar reports with more than one such State commission, the registrant need file a copy of only one of such reports provided that notation is made of such fact, giving the names of the different commissions with which such report was filed, and setting forth any differences between the copy submitted and the copies filed with such other commissions. In the event any company submits an annual report to the Federal Energy Regulatory Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended the reasons for such omission should be indicated such as "No such reports required or filed."

Exhibit G-1.  FERC Form 1: Annual Report of Major Electric Utilities for the year ended December 31, 2003. Provided under cover of Form SE.

Exhibit G-2.  FERC Form 2: Annual Report of Major Natural Gas Companies for the year ended December 31, 2003. Provided under cover of Form SE.

Exhibit G-3.  Public Service Company of New Mexico Annual Report to the New Mexico Public Regulation Commission for the year ended December 31, 2003.  Provided under cover of Form SE.

EXHIBIT H. Typical forms of service, sales or construction contracts described in answer to Item 18:

Information regarding the principal sales, service or construction contracts for the Company is available in Item 15 in its Annual Report on Form 10-K for the year ended December 31, 2003.

This registration statement comprises:

(a)    Pages numbered 1 to 21, consecutively.

(b)    The following Exhibits: B-1, B-2, B-3, B-4, E-1, E-2, F-1, G-1, G-2, G-3

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this registration statement to be duly signed on its behalf in the city of Albuquerque and State of New Mexico on the 28th day of January 2005.

PNM Resources, Inc.
(SEAL)	(Name of Registrant)

By Thomas G. Sategna
(Name)

Attest	Vice President and Corporate Controller
(Title)

/s/ S. Jim Acosta
(Signature of Assistant Secretary)

Assistant Secretary
(Title)

VERIFICATION

INSTRUCTION---Form of verification where deponent is officer of a corporation. Suitable changes may be made for other kinds of companies.

State of       New Mexico

County of    Bernalillo

The undersigned being duly sworn deposes and says that he has duly executed the attached registration statement dated January 28, 2005 for and on behalf of (Name of Company) PNM RESOURCES, INC. that he is the (Title of Officer) Vice President and Corporate Controller of such company and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                         Signature /s/ Thomas G. Sategna
(Type or print name beneath) Thomas G. Sategna

Subscribed and sworn to before me, a Vice President and Corporate Controller
                                                                         (Title of Officer)

this January 28 day of 2005

(OFFICIAL SEAL)

My commission expires July 19, 2007                  /s/ Anita L. Romero
                                                                               Notary Public

SEC's Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 5 of the Public Utility Holding Company Act of 1935 and Rule 1 under the Act require a registered holding company or a person registering as a company purposing to become a holding company to file Form U5B within 90 days after becoming a registered holding company. The Commission staff uses the information collected to obtain a general picture of the system and certain structural, operational, and financial information regarding the holding company and each of the utility and nonutility subsidiaries. The Commission estimates that the burden for completing this Form will be approximately 79 hours per filing. The information collected on Form U5B is publicly available. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. §3507.